January 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Irene Paik
Joseph McCann
Tabatha McCullom
Mary Mast

Re:	AnaptysBio, Inc.

Registration Statement on Form S-1 (File No. 333-206849)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, wish to advise that between January 17, 2017 and the date hereof, approximately 2,345 copies of the Preliminary Prospectus dated January 17, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We, as representatives of the several underwriters, wish to advise you that we have complied and will continue to comply, and have been advised by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We, as representatives of the several underwriters, hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, January 25, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

Stifel, Nicolaus & Company, Incorporated

As representatives of the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Nathaniel Chang
Authorized Signatory

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith G. Lister
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]